Mail Stop 3010

July 23, 2009

R. Nicholas Singh, Esq.
General Counsel
Fixed Income Discount Advisory Company
1211 Avenue of the Americas, Suite 2902
New York, New York 10036

> **Re: CreXus Investment Corp.**
> **Registration Statement on Form S-11**
> **Filed June 26, 2009**
> **File No. 333-160254**

Dear Mr. Singh:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

2.   We note that you intend to operate your business in a manner that will permit you to maintain your exemption from registration under the 1940 Act. Please provide the staff with a detailed analysis as to why your proposed business and investment strategy will not cause you, or any of your subsidiaries, to become, an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940. Please note that we will refer your response to the

       Division of Investment Management for further review. If you have questions about this analysis, you may contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.

3.   We note that you plan to sell to Annaly, in a separate private placement, 9.8% of your outstanding shares after giving effect to the shares issued in this offering, excluding shares sold pursuant to the underwriters' overallotment option. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

4.   You do not appear to have provided all the information required by Item 25 of Form S-11. Please advise or revise.

Prospectus Summary, page 1

5.   We note that your summary is 15 pages long and that you currently repeat a lot of information in your summary section that appears in the body of the prospectus. For example, disclosure regarding TALF, the PPIP and your competitive advantages are repeated almost verbatim in the body of the prospectus. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language and eliminate repetitive disclosure.

Current Environment, page 2

6.   Please provide us with highlighted copies of any study or report to which you cite or upon which you rely. For example, we note that you refer to the Mortgage Bankers Association's analysis of the Federal Reserve Board's flow of funds data, as well as Credit Suisse's June 2009 CMBS Market Watch Weekly report.

Our Strategy, page 3

7.   We note your statement on page 4 that you cannot predict the percentage of assets that will be deployed in each asset class or whether you will acquire other assets. Please revise your disclosure to more fully describe any investment guidelines or criteria adopted by your board of directors. In this section and in your "Use of Proceeds" section, please provide your anticipated holdings in each target asset class. In addition, clarify whether you expect to deploy at least a majority of the proceeds from this offering in CMBS.

8.   Please disclose your anticipated fee or payment structure with respect to your MOSA counterparties. Please also include this disclosure in your fee table on page 9, as appropriate.

Experienced Investment Advisor, page 5

9.   Please revise your disclosure here, as well as on page 72, to specifically discuss your Manager's experience with respect to investing in your target assets—i.e., CMBS and commercial real estate loans.

Summary Risk Factors, page 6

10.   Refer to the fourth bullet point on page 7. Please revise to disclose that there is no limitation on the amount of leverage you may utilize.   We note your related disclosure on page 4.

11.   Please add a summary risk factor to highlight the fact that your management fee is not tied to your performance and, therefore, your Manager may not be sufficiently incentivized to generate attractive risk-adjusted returns for you. We note your related disclosure on page 11.

12.   Please add a summary risk factor to highlight the fact that neither Annaly nor your Manager has any experience managing CMBS, commercial real estate loans and securities, or other commercial real estate assets. We note your related disclosure on page 81.

Risk Factors, page 16

13.   We note your statement on page 16 that the risks and uncertainties described below are not the only ones facing you. Please revise to clarify that all material risks are presented in this section. It is not appropriate to indicate that additional risk factors not included in the prospectus exist. All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced.

Our board of directors will approve very broad asset guidelines…, page 18

14.   We note that your board will "periodically" review your portfolio and asset guidelines. Please disclose in greater detail how often you expect these reviews to occur.

Terrorist attacks and other acts of violence…, page 28
We will be subject to the requirements of the Sarbanes-Oxley Act…, page 28

15.   With respect to both of these risk factors, it is not clear how the risks are specific to you, as they seem to apply to all public companies. Please revise to clarify how these risks are specific to you or remove the risk factors.

Use of Proceeds, page 53

16.   Please describe in greater detail the short term investments (other than money
        market accounts) that the company may invest in prior to the full investment of
        the offering proceeds

Distribution Policy, page 54

17.   We note that you intend to make regular quarterly distributions. Please disclose
        whether you may fund your distributions out of offering proceeds. If applicable,
        please add risk factor disclosure to address the related risks, specifically the effect
        it would have on cash available for investing purposes and for distribution
        purposes, as well as the potential dilution effects. In addition, if applicable,
        please state that funding distributions using offering proceeds could constitute a
        return of capital, which would have the effect of reducing the shareholder's basis
        in your stock.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 57

Factors Impacting our Operating Results, page 57

18.   We note that your operating results may be impacted by credit losses in excess of
        initial anticipations or unanticipated credit events experienced by borrowers
        whose mortgage loans are held directly by you or included in your CMBS and/or
        non-Agency MBS. Clarify whether non-Agency MBS includes non-agency
        RMBS. To the extent that it does, expand your disclosure throughout the filing to
        discuss your plans in investing in these securities and the related risks of such
        investments.

Our Strategy, page 73

19.   Refer to your disclosure in the third paragraph relating to your belief that the
        capabilities of your MOSA counterparties will give you a competitive advantage.
        We note that you have only one non-binding letter of intent with one MOSA
        party. Please provide support for your belief or revise to eliminate this statement.

Asset Acquisition Process, page 76

20.   Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form
        S-11.

Our Financing Strategy, page 76

21.   If you plan to use leverage to finance any of your investments, please disclose your target leverage ratio, both initially and over the long-term. Please also revise your related disclosure on page 4.

22.   We note that you have disclosed elsewhere throughout the prospectus significant uncertainties regarding the availability of financing under the PPIP and TALF programs. Please revise to clarify how you intend to finance acquisition of your target assets in the short term and whether delays and uncertainties associated with government funding programs may cause you to postpone your initial acquisitions until funding is available through these programs or otherwise alter your business strategy.

Historical Performance, page 81

23.   We note your manager is currently the advisor or sub-advisor to five vehicles, including Chimera Investment Corporation, a NYSE-listed REIT. Please provide us a more detailed description of the vehicles advised by your manager and explain why you consider such vehicles "programs" for the purposes of Guide 5. In addition, please revise your disclosure to provide a more detailed narrative summary, including descriptions of all programs and present the information separately for public and nonpublic programs.

24.   Refer to your disclosure in the second paragraph of this section. Please describe in greater detail how these programs' strategies and objectives differ from yours.

25.   Please explain the first sentence in the third paragraph in this section or revise as appropriate. It seems that this information does (and should) reflect the past performance of Annaly, as well as the vehicles advised by your manager.

26.   Please disclose whether any of the prior programs have experienced any major adverse business developments or conditions. If they have, please explain. See Item 8.A.2 of Guide 5.

27.   Please revise your prior performance tables to present the information in accordance with Tables I, II, and III of Guide 5. Please include separate tables for experience in raising and investing funds, compensation to sponsor, and operating results of prior programs. Please advise us of any line items in the tables that you believe are not applicable. Please be sure to clearly depict the programs to which the prior performance information relates. Please pay particular attention to Instruction 3 to Tables I, II and III of Guide 5.

28.   We note Table II on the top of page 84. Please revise the table to provide headings or otherwise clarify the information presented.

Conflicts of Interest, page 85

29.   We note your disclosure on page 85 that your manager has discretionary
        investment authority over a number of different vehicles and accounts, which
        have objectives that do not "materially overlap" with your objectives. Please
        revise to identify and briefly describe these different vehicles and accounts and
        their objectives.

30.   Refer to your disclosure in the fourth paragraph on page 86. Please disclose
        whether you have any policies or procedures in place to ensure that your MOSA
        counterparties will have such asset allocation policies in place.

31.   Refer to the first full sentence on page 86. Please describe in greater detail the
        "other controls designed to monitor and prevent any particular account or Annaly
        from receiving favorable treatment."

32.   Please revise to include disclosure relating to your risk factor on page 18, which
        states that your manager has incentive to deploy funds in other vehicles managed
        by your manager, which may reduce opportunities available to you.

Resolution of Potential Conflicts of Interest and Allocation Opportunities, page 87

33.   Please clarify that, with respect to investments that can be allocated on a pro rata
        basis, your manager will allocate the investment pro rata, based on the amount of
        available capital in each account (assuming there is at least some available
        capital).

34.   Please clarify whether the relative market values of the accounts will be taken into
        consideration for transactions that cannot be allocated on a pro rata basis.

Our Manager and the Management Agreement, page 90

35.   Please revise to disclose when each named executive officer obtained his or her
        current position. You provide such disclosure for Mr. Farrell, Ms. Denahan-
        Norris, and Ms. Fagan, but not for the others.

Description of Capital Stock, page 110

36.   We note your statement that the following summary description of your capital
        stock does not purport to be complete and is subject to and qualified in its entirety
        by reference to MGCL and your charter and your bylaws. Please note that a
        summary should highlight all the material provisions and should not be subject to
        information outside of the prospectus. Please revise accordingly.

Underwriting, page 170

37.   Please revise to provide more detailed disclosure regarding the services provided
        to your affiliates by your managing underwriters.

Financial Statements and Notes

Note 4 – Management Agreement and Related Party Transactions, page F-5

38.   As it is indicated on page 9, we note that you plan to enter into a management
        agreement with Fixed Income Discount Advisory Company (FIDAC). To the extent
        the terms and conditions of the agreement have been determined, revise your
        footnotes to disclose the significant terms of the agreement. In addition, quantify
        the amounts and/or percentages payable to FIDAC.

Item 36. Financial Statements and Exhibits, page II-2

39.   Please file the exhibits, including the legal and tax opinions, with your next
        amendment or provide drafts for us to review. We must review the exhibits
        before we declare the registration statement effective, and we may have
        comments.

                            *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any

action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Via Facsimile
        Anthony Green
        K&L Gates LLP
        (202) 778-9100